Exhibit 99.1

Press Release

HUTCHMED Highlights Presentations at the 2024 ASCO Annual Meeting

Hong Kong, Shanghai & Florham Park, NJ — Friday, May 24, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from several studies of compounds discovered by HUTCHMED will be presented at the upcoming American Society of Clinical Oncology (“ASCO”) Annual Meeting, taking place May 31 – June 4, 2024 in Chicago, IL and online.

Results will be presented from the registration Phase II study of fruquintinib combined with sintilimab in 98 second-line or above patients with endometrial cancer (“EMC”) with pMMR status by central laboratory analysis, which supported the New Drug Application (NDA) filed in China. The primary endpoint was objective response rate (“ORR”) per RECIST v1.1, assessed by an independent review committee. The combination showed meaningful efficacy improvements in advanced EMC patients with pMMR status, regardless of prior bevacizumab treatment, with a manageable safety profile. The median follow-up time was 15.7 months. The ORR in 87 efficacy evaluable patients was 35.6% including two complete responses. Disease control rate (“DCR”) was 88.5%, and duration of response was not reached, with 80.7% remaining in response after nine months. Amongst the 98 patients, median progression-free survival (PFS) was 9.5 months, and median overall survival (OS) was 21.3 months. Further details are available in the abstract link below.

Following the initial data of the FRUTIGA Phase III study of fruquintinib in second-line gastric cancer published during the February 2024 ASCO Plenary Series session, further updated efficacy data in key subgroups, and quality of life data will be presented at this year’s ASCO annual meeting. In addition, further data from the FRESCO and FRESCO-2 Phase III colorectal cancer studies, the study of surufatinib combinations in small cell lung cancer, and initial clinical data for the ERK1/2 inhibitor HMPL-295 will be presented.

Details of the presentations, including links to available abstracts, are as follows:

Abstract title	Presenter / Lead author	Presentation details
SPONSORED STUDIES
Fruquintinib plus Sintilimab in Treated Advanced Endometrial Cancer (EMC) Patients (Pts) with pMMR Status: Results From a Multicenter, Single-Arm Phase 2 Study	Xiaohua Wu, Fudan University Shanghai Cancer Center, Shanghai, China	#5619 Poster Session - Gynecologic Cancer
Efficacy and safety of fruquintinib in patients with metastatic colorectal cancer according to prior treatment sequence in the refractory setting: Results from FRESCO and FRESCO-2	Tanios S. Bekaii-Saab, Mayo Clinic, U.S.	#3579 Poster Session - Gastrointestinal Cancer — Colorectal and Anal
Fruquintinib in Refractory Metastatic Colorectal Cancer	Cathy Eng, Vanderbilt-Ingram Cancer Center, U.S.	Link Education Session: New Drugs in Oncology: Incorporation Into Practice

Updates on Abstract 438730: Fruquintinib Plus Paclitaxel Versus Paclitaxel as Second-Line Therapy for Patients with Advanced Gastric or Gastroesophageal Junction Adenocarcinoma (FRUTIGA): A Randomized, Multicenter, Double-Blind, Placebo-Controlled, Phase 3 Study

	Feng Wang, Sun Yat-Sen University Cancer Center, Guangzhou, China	Link Education Session: ASCO Plenary Series: Rapid Abstract Updates

Surufatinib plus PD-1/L1 inhibitors as maintenance therapy following first line (1L) platinum-based chemotherapy combined with PD-1/L1 inhibitors in patients (pts) with extensive-stage small cell lung cancer (ES-SCLC)

	Yi Hu, Chinese PLA General Hospital, Beijing, China	#e15109 Publication Only: Developmental Therapeutics — Molecularly Targeted Agents and Tumor Biology
First-in-human study of HMPL-295, an ERK1/2 inhibitor, in patients with advanced solid tumors: dose-escalation results of monotherapy	Xianjun Yu, Fudan University Shanghai Cancer Center, Shanghai, China	#e15112 Publication Only: Developmental Therapeutics—Molecularly Targeted Agents and Tumor Biology

Abstract title	Presenter / Lead author	Presentation details
INVESTIGATOR-INITIATED STUDIES
Stereotactic ablative radiotherapy combined with fruquintinib and tislelizumab in metastatic colorectal cancer: updated findings from a single-arm, prospective phase II trial (RIFLE)	Chen Yajie, Zhang Zhen, Fudan University Shanghai Cancer Center, Shanghai, China	#e15570 Publication Only: Gastrointestinal Cancer—Colorectal and Anal
A propensity score matched comparison of fruquintinib (FRU) versus FRU combined with PD-1 inhibitors for microsatellite stability (MSS) metastatic colorectal cancer: real-world data	Lina He, Shuiping Tu, Renji Hospital, Shanghai Jiao Tong University School of Medicine, Shanghai, China	#e15564 Publication Only: Gastrointestinal Cancer—Colorectal and Anal
Phase Ib/II trial of hepatic arterial infusion chemotherapy (HAIC) in combination with fruquintinib as third-line therapy for refractory unresectable colorectal cancer liver metastases	Zhu Xu, Peking University Cancer Hospital and Institute, Beijing, China	#3561 Poster Session - Gastrointestinal Cancer—Colorectal and Anal

Efficacy and safety of fruquintinib plus trifluridine/tipiracil (TAS-102) as third-line treatment in patients with metastatic colorectal adenocarcinoma: Results from a single arm, phase 2, multicenter study

	Jianjun Peng, The First Affiliated Hospital, Sun Yat-sen University, Guangzhou, China	#3536 Poster Session - Gastrointestinal Cancer — Colorectal and Anal

A phase II study to evaluate the efficacy and safety of fruquintinib combined with tislelizumab and Hepatic arteryinfusion chemotherapy (HAIC) for advanced colorectal cancer liver metastases: An updated analysis of survival

	Lu Wang, Zhang Ti, Fudan University Shanghai Cancer Center, Shanghai, China	#3543 Poster Session - Gastrointestinal Cancer — Colorectal and Anal

Fruquintinib combined with sintilimab and SOX as conversion therapy for unresectable locally advanced or metastatic gastric/gastroesophageal junction adenocarcinoma (GC/GEJC): A single-arm, open-label, phase 2 clinical trial

	Suxia Luo, Fei Ma, Henan Cancer Hospital/Affiliated Cancer Hospital of Zhengzhou University, Zhengzhou, China	#e16021 Publication Only: Gastrointestinal Cancer — Gastroesophageal, Pancreatic, and Hepatobiliary

Short-course radiotherapy (SCRT) followed by fruquintinib plus adebrelimab and CAPOX in the total neoadjuvant therapy of locally advanced rectal cancer (LARC): a multicenter, single-arm, open-label, phase II study

	Tao Zhang, Zhenyu Lin, Cancer Center, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China	TPS3643 Poster Session: Gastrointestinal Cancer — Colorectal and Anal
Fruquintinib plus capecitabine versus capecitabine as first-line maintenance treatment of metastatic colorectal cancer (mCRC): Update results from the randomized, controlled, phase Ib/II study	Junjie Peng, Wenhua Li, Fudan University Shanghai Cancer Center, Shanghai, China	#3567 Poster Session: Gastrointestinal Cancer — Colorectal and Anal
Efficacy and safety of fruquintinib plus investigator's choice of chemotherapy as second-line therapy in metastatic colorectal cancer: updated results of a multicenter, single-arm, phase 2 trial	Yongshun Chen, Wensi Zhao, Renmin Hospital of Wuhan University, Wuhan, China	#3571 Poster Session: Gastrointestinal Cancer — Colorectal and Anal

Comparative analysis of first-line therapy with fruquintinib plus chemotherapy versus standard therapy in advanced metastatic colorectal cancer (mCRC): A prospective cohort study compared with propensity score matching (PSM) cohort

	Fuxiang Zhou, Wenbo Wang, Zhongnan Hospital of Wuhan University, Wuhan, China	#3591 Poster Session: Gastrointestinal Cancer —Colorectal and Anal
Efficacy and safety of fruquintinib-based treatment in patients with refractory bone and soft tissue sarcomas after developing resistance to several TKIs: A multi-centered retrospective study	Lu Xie, Binghao Li, Peking University People’s Hospital, Beijing, China; The Second Affiliated Hospital Zhejiang University, Hangzhou, China	#11528 Poster Session: Sarcoma

Disitamab vedotin combined with fruquintinib in patients with HER2-expressing or HER2 mutation/amplified metastatic colorectal cancer refractory to at least two standard regimens: A prospective, exploratory, single-arm study

	Hui Xu, Zhongnan Hospital of Wuhan University. Wuhan, China	#e15003 Publication Only: Developmental Therapeutics — Molecularly Targeted Agents and Tumor Biology
Surufatinib combined with TAS-102 in third- or later-line therapy of patients with metastatic pancreatic cancer (mPDAC): an open-Label, single-Arm, phase II Study	Dongsheng Zhang, Sun Yat-sen University Cancer Center, Guangzhou, China	#e16297 Publication Only: Gastrointestinal Cancer — Gastroesophageal, Pancreatic, and Hepatobiliary
Surufatinib monotherapy or combined with vinorelbine as a late-line therapy in patients with refractory advanced non-small cell lung cancer (NSCLC)	Yanfang Zheng, Affiliated Cancer Hospital and Institute of Guangzhou Medical University, Guangzhou, China	#e20543 Publication Only: Lung Cancer — Non-Small Cell Metastatic

Abstract title	Presenter / Lead author	Presentation details
Updated efficacy and safety results from the phase Ib/II study of surufatinib combined with camrelizumab and chemotherapy in patients with advanced colorectal cancer	Liangjun Zhu, Sheng Li, Jiangsu Cancer Hospital, Nanjing, China	#e15547 Publication Only: Gastrointestinal Cancer — Colorectal and Anal
Phase II study to evaluate surufatinib in patients with osteosarcoma and soft tissue sarcoma who have failed in standard chemotherapy: updated analysis	Xing Zhang, Sun Yat-sen University Cancer Center, Guangzhou, China	#11539 Poster Session: Sarcoma
Efficacy and safety of Surufatinib combined with EP regimen and Serplulimab in first-line treatment of NEC	Tao Zhang, Zhenyu Lin, Cancer Center, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China	#e15123 Publication Only: Developmental Therapeutics — Molecularly Targeted Agents and Tumor Biology
Performance of surufatinib in treating advanced neuroendocrine neoplasms: Insights from a real-world study	Qing Zhai, Linhui Zhu, Fudan University Shanghai Cancer Center; Shanghai Medical College, Fudan University, Shanghai, China	#e15124 Publication Only: Developmental Therapeutics — Molecularly Targeted Agents and Tumor Biology
Epidemiological investigation of neuroendocrine differentiation in carcinomas: Focus on pancreatic and cholangiocarcinoma cohorts	Susheng Shi, Yaru Wen, Cancer Hospital Chinese Academy of Medical Sciences, Beijing, China	#e16375 Publication Only: Gastrointestinal Cancer — Gastroesophageal, Pancreatic, and Hepatobiliary

Efficacy and safety of surufatinib, toripalimab, nab-paclitaxel in combination with radiotherapy or surgery in the first-line treatment of esophageal squamous cell cancer: A single-centered prospective clinical trial

	Fang Liu, Xiang Huang, Chinese PLA General Hospital, Beijing, China	#e16047 Publication Only: Gastrointestinal Cancer — Gastroesophageal, Pancreatic, and Hepatobiliary
Efficacy and safety of second-line treatment with surufatinib for anlotinib-resistant radioiodine-refractory differentiated thyroid cancer: An exploratory multicenter study	Libo Chen, Yang Wang, Shanghai Sixth People's Hospital Affiliated to Shanghai Jiao Tong University School of Medicine, Shanghai, China	#e15127 Publication Only: Developmental Therapeutics — Molecularly Targeted Agents and Tumor Biology

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of fruquintinib, surufatinib and HMPL-295, the further clinical development for fruquintinib, surufatinib and HMPL-295, its expectations as to whether any studies on fruquintinib, surufatinib and HMPL-295, would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of fruquintinib, surufatinib and HMPL-295, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of fruquintinib, surufatinib and HMPL-295 for a targeted indication, and the sufficiency of funding. In addition, as certain studies rely on the use of nab-paclitaxel, sintilimab, toripalimab, pemetrexed, platinum, etoposide or cisplatin as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500